SOMMER & SCHNEIDER LLP
595 STEWART AVENUE, SUITE 710
GARDEN CITY, NEW YORK 11530
——————
Herbert H. Sommer	Telephone (516) 228-8181
Joel C. Schneider	Facsimile (516) 228-8211

April 19, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:       Robert Telewicz
Senior Staff Accountant

Yolanda Crittendon
Staff Accountant

Re:          Arkados Group, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended May 31, 2006
Form 10-QSB for Fiscal Quarter Ended August 31, 2006

Ladies and Gentlemen:

This letter is submitted in response as a follow up to our telephone conference call on March 29, 2007 with members of the Staff of the Division of Corporation finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We discussed our letter dated February 5, 2007 which was submitted in reply to the Staff’s letter dated January 9, 2007 concerning the Company’s Form 10-KSB for the Fiscal Year Ended May 31, 2006 and Form 10-QSB for Fiscal Quarter Ended August 31, 2006.

During the call the Staff requested that the Company confirm its view that FASB Staff Position - FSP EITF 00-19-2, issued in December 2006, has been considered with regards to the liquidating damages clauses and / or the registration rights penalties within the terms of the 6% Secured Convertible Debentures.

The Company confirms that it has reviewed the accounting for registration rights and related penalties under the most recent amended version of the 6% Secured Convertible Debentures as filed on Form 8-K/A dated June 30, 2006. The registration rights agreement requires the filing of a registration statement relating to the shares of common stock issuable upon the conversion of the 6% Secured Convertible Notes and exercise of warrants within 45 days of a written demand and does not specify any absolute date by which a registration statement must be filed. The registration rights agreement also required the Company to the registration statement it files pursuant to a written demand declared effective within another 90 days after the filing. The Company would incur a penalty for failing to file or not having the registration statement declared effective within the specified periods. The Company believes is would be able to file a registration statement within 45 days period and therefore does not believe a carve out of the possible penalties to be incurred as a result of not being able to achieve a timely registration is required under FSP EITF 00-19-2.

Securities and Exchange Commission
April 19, 2007

The Company has added the following to the note describing the 6% Secured Convertible Debentures to its consolidated financial statements of its Form 10-QSB report for the period ended February 28, 2007 and will continue to do so in future filings:

“The Company has reviewed the accounting for registration rights terms relating to the shares of common stock issuable upon the conversion and exercise, respectively, of the 6% Secured Convertible Debentures and related warrants under the recently adopted FSP EITF 00-19-2. The Company granted demand registration rights to the purchasers of the 6% Secured Debentures which requires the Company to file an initial registration 45 days following demand. Under the registration rights agreement, the Company incurs a penalty if it fails to file within the 45 day period or if the SEC had not declared the registration effective 90 days after filing. The holders of the 6% Secured Debentures have not demanded registration. The Company believes it can comply with a demand for registration in a timely manner and therefore no accrual for the registration rights penalties has been made.”

Closing Information

The Company acknowledges that the adequacy and accuracy of the disclosure in its filings with the Commission is the responsibility of the Company. The Company acknowledges that Staff comment or changes in response to Staff comment do not foreclose the Commission from taking any action with respect to a filing. The Company also represents that Staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this resolves all remaining concerns the Staff has raised in it comments.

This letter has been prepared at the direction of, reviewed and approved by, the appropriate senior offices of the Company. Please direct any questions regarding legal responses to the undersigned at (516) 228-8181.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Herbert H. Sommer

Herbert H. Sommer

HHS/mr
cc: Oleg Logvinov